EXHIBIT 99.1

RedHill Biopharma Announces Pricing of $20 Million Underwritten Offering

TEL-AVIV, Israel and RALEIGH, N.C., Dec. 06, 2018 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on proprietary drugs for gastrointestinal diseases, today announced the pricing of its previously announced underwritten public offering for a total number of 2,857,143 American Depositary Shares (“ADSs”), each representing ten of its ordinary shares, at a public offering price of $7.00 per ADS.

Gross proceeds from the sale of the ADSs before underwriting discounts and commissions and other offering expenses are expected to be approximately $20 million. The offering is expected to close on or about December 11, 2018, subject to customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase up to an additional 15% of the number of ADSs offered to the public at the public offering price, less underwriting discount.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE American: LTS) and Nomura Securities International, Inc. are acting as joint book-running managers. H.C. Wainwright & Co., LLC is acting as lead manager and LifeSci Capital LLC, Ascendiant Capital Markets, LLC, SMBC Nikko Securities America, Inc. and WBB Securities LLC are acting as co-managers for the offering. Roth Capital Partners is acting as financial advisor to the Company in connection with the offering.

The Company intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to fund preparations for TALICIA® (H. pylori) commercial launch and commercialization activities, clinical development programs, including initiation of a pivotal Phase 3 study with RHB-204 for NTM, preparations for a second Phase 3 study with RHB-104 for Crohn’s disease and for acquisitions and general corporate purposes.

The ADSs described above will be issued pursuant to shelf registration statements that were previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on March 11, 2016 and July 31, 2018, respectively. A preliminary prospectus supplement and accompanying prospectus related to the offering has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and this offering. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting Ladenburg Thalmann & Co. Inc., Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172, by calling (212) 409-2000, or by email at prospectus@ladenburg.com; or Nomura Securities International, Inc., Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316, or by telephone at 212-667-9000, or by email at equitysyndicateamericas@nomura.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes four gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions, and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with two positive Phase 3 studies; (ii) RHB-104, with positive top-line results from a first Phase 3 study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase 3 study for nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107 (formerly MESUPRON), a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the proposed public offering will not be consummated and risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully promote Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 22, 2018. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com